Exhibit 99.1

3SBio Inc. Announces Unaudited Second Quarter and First Half 2011 Results

Q2 Net revenues grew 29.0% year-on-year to RMB136.1 million (US$21.1 million)

Reiterates 2011 net revenues guidance of US$76-US$82 million

3SBio Ventures launched in collaboration with Taizhou China Medical City

SFDA approves high dosage EPIAO

EPIAO market share hits all-time high of 44%, a 2.2% point increase

SHENYANG, CHINA – August 16, 2011 – 3SBio Inc. (NASDAQ: SSRX) ("3SBio" or "the Company"), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the second quarter and first half ended June 30, 2011.

Second Quarter 2011 Financial Highlights:

- Total net revenues increased by 29.0% over the second quarter of 2010 to RMB136.1 million (US$21.1 million), compared to RMB105.5 million (US$15.6 million) in the second quarter of 2010.
- Operating income was RMB30.1 million (US$4.7 million), compared to operating income of RMB27.9 million (US$4.1 million) in the second quarter of 2010.
- Net income was RMB30.4 million (US$4.7 million), compared to net income of RMB25.5 million (US$3.8 million) in the second quarter of 2010.
- Net income per American Depositary Share ("ADS") on a fully-diluted basis was RMB1.34 (US$0.21) compared to net income per ADS on a fully-diluted basis of RMB1.16 (US$0.17) for the second quarter of 2010.
- Cash, cash equivalents and time deposits were RMB725.6 million (US$112.3 million, including restricted cash of RMB0.7 million) at June 30, 2011.

First Half 2011 Financial Highlights:

- Total net revenues increased by 26.0% over the first half of 2010 to RMB254.4 million (US$39.4 million), compared to RMB201.9million (US$29.8 million) in the first half of 2010.
- Operating income was RMB54.3million (US$8.4 million), compared to operating income of RMB56.1 million (US$8.3 million) in the first half of 2010.
- Net income was RMB52.5 million (US$8.1million), compared to net income of RMB52.2 million (US$7.7 million) in the first half of 2010.
- Net income per American Depositary Share ("ADS") on a fully-diluted basis was RMB2.34 (US$0.36) compared to net income per ADS on a fully-diluted basis of RMB2.37 (US$0.35) for the first half of 2010.

Second Quarter 2011 Business Highlights

Operations

- EPIAO, the Company's flagship injectable recombinant human erythropoietin (EPO) product, demonstrated strong growth with net revenue in the second quarter of 2011 rising 27.7% to RMB80.2 million (US$12.4 million), compared to RMB62.8 million (US$9.3 million) in the second quarter of 2010. According to IMS Health, second quarter 2011 market share by value increased by 2.2% points, reaching an all-time high of 44.0%, more than the combined market share of the six closest competitors.
- Net revenues for TPIAO, the Company's novel recombinant human thrombopoietin (TPO) product, increased by 31.7% to RMB42.3 million (US$6.5 million) in the second quarter of 2011, compared to RMB32.1 million (US$4.7 million) in the second quarter of 2010.
- Net revenues for Iron Sucrose Supplement increased by 39.1% to RMB6.2 million (US$1.0 million) in the second quarter of 2011, compared to RMB4.5 million (US$0.7 million) in the second quarter of 2010.
- Net export revenues increased by 54.1% to RMB4.5 million (US$0.7 million), accounting for 3.3% of total net revenue in the second quarter of 2011, compared to RMB2.9 million (US$0.4 million), or 2.8% of net

revenues in the second quarter of 2010. The increase was partly attributable to continued strong EPIAO sales to Egypt and Thailand. The GMP certification for EPIAO was renewed in Brazil and an application for GMP certification was submitted in Turkey in line with our strategy of seeking product registrations in more developed countries.

Events Subsequent to June 30, 2011

- The Chinese State Food and Drug Administration ("SFDA") approved a 36,000 IU dosage formulation of EPIAO for the treatment of anemia associated with chemotherapy in cancer patients. High-dose EPIAO is the only dosage form of this kind available in China. The 36,000 IU dosage is comparable to the standardized dose used globally for chemotherapy-induced anemia, allowing for less frequent administration than lower dosage forms, which in turn is expected to provide greater convenience for both patients and caregivers.
- We formed an investment partnership ("3SBio Ventures" or the "Fund") with Taizhou Oriental CMC Limited ("Taizhou Oriental"), the investment arm of Taizhou China Medical City Company ("CMC"). CMC is a Jiangsu province-based national level high-tech industrial park dedicated to life science innovation and is supported directly by the Ministry of Health, Ministry of Science and Technology and the State Food and Drug Administration. The investment partnership will be managed by Taizhou Huan Sheng Investment Management Company Limited ("Huan Sheng"), a wholly-owned subsidiary of 3SBio. Taizhou Oriental and 3SBio have committed RMB50 million and RMB200 million respectively to the Fund. The initial contribution is 20% of the total commitment with the balance to be drawn down as required. 3SBio Ventures will seek investments in the life science sector that support 3SBio's strategic interests. The Fund will have an investment horizon of 8 years with an option to extend.
- Dr. David Chen has assumed new responsibilities as the managing partner of 3SBio Ventures and has resigned from his position as chief operating officer of 3SBio Inc. Dr. Chen will focus his efforts on seeking strategic investment opportunities for 3SBio Ventures. Dr. Chen's current responsibilities will be allocated among the senior management team while the Company continues to seek opportunities to strengthen its executive team.
- Dr. Yingfei Wei has resigned from her position as 3SBio's chief scientific officer but will remain engaged in a consulting role to both 3SBio and 3SBio Ventures. Dr. Dongmei Su, chief technology officer of the company, will take on the role of vice president, R&D and will assume Dr. Wei's current responsibilities.

Dr. Jing Lou, chief executive officer of 3SBio, commented: *"We are pleased with the strong and rising demand for our core products in the dialysis and oncology areas. EPIAO's market share increased by 2.2% points, reaching an all-time high of 44.0%, more than the combined market share of our six closest competitors. The recent approval of high dosage EPIAO reinforces our pioneering role in the treatment of chemotherapy-related anemia in China. As a result of our educational efforts related to TPIAO's recently approved indication for ITP, the medical community is becoming more aware of the benefits for patients suffering from platelet disorders. Our export business also continues to gain momentum with GMP certificate renewal for EPIAO obtained in Brazil, a market with over 90,000 dialysis patients. We are laying the foundation for future growth in our export business with applications pending in Turkey and Malaysia."*

Dr Lou continued: *"We are also pleased to announce an investment partnership with Taizhou Oriental CMC Ltd in Taizhou China Medical City, a national level high-tech industrial park dedicated to life science. This platform will facilitate collaboration with China's public health care sector, providing both funding and access to larger scale initiatives and will play a key role in our future pipeline development for 3SBio. I am also pleased that David Chen will assume a new role as managing partner of 3SBio Ventures. We will continue to source innovative products from around the globe and execute our strategy of developing innovative products which address china's unmet medical needs."*

Three Months Ended June 30, 2011 Unaudited Financial Results

Net revenues. Net revenues increased by 29.0% to RMB136.1 million (US$21.1 million) for the second quarter of 2011 from RMB105.5 million (US$15.6 million) for the same period in 2010. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 27.7% and 31.7%, respectively, over the same period in 2010. TPIAO remained 3SBio's second largest revenue contributor in the quarter, accounting for an all-time high of 31.1% of total net revenues. Export sales increased by 54.1% year-on-year to RMB4.5 million (US$0.7 million), and revenues from Iron Sucrose rose 39.1% year-on-year to RMB6.2 million (US$1.0 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the second quarter of 2011 increased by 27.7% to RMB121.5 million (US$18.8 million) from RMB95.2 million (US$14.0 million) for the same period in 2010. Gross margins declined 1.0% to 89.2% for the second quarter of 2011 from 90.2% for the same period in 2010. The decline was mainly attributable to new plant depreciation and increased material, labor and energy costs.

Operating expenses. Operating expenses were RMB91.4 million (US$14.1 million) for the second quarter of 2011, representing an increase of 35.9% from RMB67.2 million (US$9.9 million) for the same period in 2010.

- *Research and development ("R&D") costs.* R&D costs for the second quarter of 2011 were RMB10.7 million (US$1.7 million), or 7.8% of net revenues, compared to RMB5.7 million (US$0.8 million), or 5.4% of net revenues, for the same period in 2010. The increase in R&D expenses is primarily attributable to clinical trial and testing expenses related to cancer therapeutics developed in collaboration with Ascentage Pharma and NuPIAO, our second generation version of EPIAO.
- *Sales, marketing and distribution expenses.* Sales, marketing and distribution expenses for the second quarter of 2011 were RMB65.3 million (US$10.1 million), or 48.0% of net revenues, compared to RMB48.0 million (US$7.1 million), or 45.5% of net revenues, for the same period in 2010. The increase is mainly attributable to expanded sales and marketing activities, including new product launch initiatives for TPIAO for ITP.
- *General and administrative expenses.* General and administrative expenses for the second quarter of 2011 were RMB15.4 million (US$2.4 million), or 11.3% of net revenues, compared to RMB13.5 million (US$2.0 million), or 12.8% of net revenues for the same period in 2010.

Operating income. Operating income was RMB30.1 million (US$4.7 million) for the second quarter of 2011, a 7.7% increase from operating income of RMB27.9 million (US$4.1 million) for the same period in 2010. Operating margin for the second quarter of 2011 was 22.1%, a 4.4% decline from operating margin of 26.5% for the same period in 2010. The decline in operating margin is primarily due to increased depreciation expenses related to the new plant and increased R&D and sales, marketing and distribution expenses.

Interest income. Net interest income was RMB5.1 million (US$0.8 million) for the second quarter of 2011, compared to RMB2.7 million (US$0.4 million) for the same period in 2010. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income. Net income was RMB30.4 million (US$4.7 million) for the second quarter of 2011, a 18.9% increase over net income of RMB25.5 million (US$3.8 million) for the same period in 2010. Net income per ADS on a fully-diluted basis for the second quarter of 2011 increased to RMB1.34 (US$0.21) compared to RMB1.16 (US$0.17) for the same period in 2010. Net margin for the second quarter of 2011 was 22.4%, a 1.8% decrease over net margin of 24.2% for the same period in 2010.

Six Months Ended June 30, 2011 Unaudited Financial Results

Net revenues. Net revenues increased by 26.0% to RMB254.4 million (US$39.4 million) for the first half of 2011 from RMB201.9 million (US$29.8 million) for the same period in 2010. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 24.1% and 28.8%, respectively, over the same period in 2010. TPIAO remained 3SBio's second largest revenue contributor in the first half, accounting for an all-time high of 31.5% of total net revenues. Export sales increased by 46.2% year-on-year to RMB8.7 million (US$1.4 million), and revenues from Iron Sucrose rose 29.0% year-on-year to RMB11.1 million (US$1.7 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the first half of 2011 increased by 22.0% to RMB224.4 million (US$34.7 million) from RMB183.9 million (US$27.1 million) for the same period in 2010. Gross margins declined by 2.9% to 88.2% for the first half of 2011 from 91.1% for the same period in 2010. The decline was mainly attributable to new plant depreciation and increased material, labor and energy costs.

Operating expenses. Operating expenses were RMB170.1 million (US$26.3 million) for the first half of 2011, representing an increase of 33.1% from RMB127.8 million (US$18.8 million) for the same period in 2010.

- *Research and development ("R&D") costs.* R&D costs for the first half of 2011 were RMB18.4 million (US$2.9 million), or 7.2% of net revenues, compared to RMB10.4 million (US$1.5 million), or 5.2% of net revenues,

for the same period in 2010. The increase in R&D expenses is primarily attributable to clinical trial and testing expenses related to cancer therapeutics developed in collaboration with Ascentage Pharma, NuPIAO, our second generation version of EPIAO and an anti-TNF compound that targets rheumatoid arthritis, psoriasis and other inflammatory disorders.

- *Sales, marketing and distribution expenses.* Sales, marketing and distribution expenses for the first half of 2011 were RMB120.7 million (US$18.7 million), or 47.4% of net revenues, compared to RMB90.8 million (US$13.4 million), or 45.0% of net revenues, for the same period in 2010. The increase is mainly attributable to expanded sales and marketing activities, including new product launch initiatives for TPIAO for ITP.
- *General and administrative expenses.* General and administrative expenses for the first half of 2011 were RMB31.0 million (US$4.8 million), or 12.2% of net revenues, compared to RMB26.6 million (US$3.9 million), or 13.2% of net revenues for the same period in 2010.

Operating income. Operating income was RMB54.3 million (US$8.4 million) for the first half of 2011, a 3.4% decrease from operating income of RMB56.1 million (US$8.3 million) for the same period in 2010. Operating margin for the first half of 2011 was 21.4%, a 6.4% decline from operating margin of 27.8% for the same period in 2010. The decline in operating margin is primarily due to increased depreciation expenses related to the new plant and increased R&D and sales, marketing and distribution expenses.

Interest income. Net interest income was RMB8.7 million (US$1.4 million) for the first half of 2011, compared to RMB5.8 million (US$0.9 million) for the same period in 2010. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income. Net income was RMB52.5 million (US$8.1 million) for the first half of 2011, a 0.6% increase over net income of RMB52.2 million (US$7.7 million) for the same period in 2010. Net income per ADS on a fully-diluted basis for the first half of 2011 decreased to RMB2.34 (US$0.36) compared to RMB2.37 (US$0.35) for the same period in 2010. Net margin for the first half of 2011 was 20.7%, a 5.1% decrease over net margin of 25.8% for the same period in 2010.

Conference Call

3SBio's senior management will host a conference call on Tuesday, August 16, 2011 at 5:00am (US Pacific) / 8:00am (US Eastern) / 8:00pm (Beijing) to discuss its unaudited second quarter and first half 2011 results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 83204042

Local dial-in:
China landline: 800-819-0121
China mobile: 400-620-8038
Hong Kong : 852-2475-0994
United States: 718-354-1231

International toll-free dial-in:
Hong Kong: 800930346
United States: 1-866-519-4004
United Kingdom: 080-8234-6646

International toll dial-in: 65 6723 9381

Replay- Conference ID: 83204042
A telephone replay will be available two hours after the call until August 23, 2011 at:
International: 61-2-8235-5000
United States: 1-866-214-5335

Webcast
A live webcast of the conference will be available on the investor relations section of 3SBio's website at www.3sbio.com and at http://tinyurl.com/3sbio2Q11.

A replay of the webcast will be available within one hour after the conclusion of the call.

Exhibit 99.1

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company's annual report on Form 20-F for the year ending December 31, 2011. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.4635 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. A rate of 6.7815 was used for comparative purposes as of June 30, 2010, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 700 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol "SSRX". Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

Certain statements in the disclosures of 3SBio with respect to the fiscal year 2011and the second quarter ("Disclosures") that are not purely historical in nature may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by 3SBio with respect to the fiscal year 2011 and the second quarter.

These forward-looking statements address activities, events, conditions, or developments that we currently expect may occur in the future, and include, but may not be limited to, discussions and statements regarding: revenue guidance, business prospects of the Fund, product pricing trends, revenue contribution of new products, tendering process in government procurements, exports prospects, regulatory approval in new markets, business objectives, market size , dialysis growth, product development, clinical trial progress, regulatory approval process, collaborations, acquisitions and licensing, impact of government policies and regulations, production capacity, capital expense, and future operations and strategies. Forward-looking statements can be identified by such terminology as "believe," "expect," "plans," "strategy," "potential", "prospects," "forecast," "estimate," "project," "anticipate," "aim," "will" or "would", "may" or "might", and words, phrases, expressions, and usages of similar meaning or substance or the negative thereof.

Forward-looking statements are based on management's current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause 3SBio's actual results to differ from what 3SBio currently anticipates may include: government policies, actions and measures; evolving healthcare reform at the central government and the provincial government level; regulatory environment and other risks in a new market; the ability of the Fund to raise additional capital; the ability of the Fund to invest successfully, in financial and strategic terms; regulatory compliance risk; the ability of 3SBio or any source it relies on to estimate or forecast accurately; competition from other domestic and foreign pharmaceutical companies; the market growth for pharmaceutical products in China; market acceptance of 3SBio products; hospital or patient demand for our products; the completion and results of 3SBio's ongoing clinical trials; receipt and timing of regulatory approvals for 3SBio's new products and indications; risks associated with collaborations, licensing, and acquisitions; risks in seeking international certification and approvals; 3SBio's ability to expand its production, sales and distribution network and other aspects of its

operations; its ability to effectively protect its intellectual property; other changes in the healthcare industry and in the health insurance system in China; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio's business, financial conditions and results of operations, please refer to 3SBio's filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, "Introduction – Cautionary Statement concerning Forward Looking Statements", Item 3.D "Risk Factors", Item 5. "Operating and Financial Review and Prospects", and other applicable discussions in 3SBio's annual report on Form 20-F for the year ended December 31, 2010.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on our website or otherwise. 3SBio undertakes no obligation to update or revise these statements after the date of release, whether as a result of new information, subsequent events or otherwise, except as required by law.

Investor Contacts

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com

3SBio Inc.
Unaudited consolidated balance sheets
(expressed in thousands)

	December 31, 2010 RMB	June 30, 2011 RMB (unaudited)	June 30, 2011 US$ (unaudited)
Assets			
Current assets			
Cash and cash equivalents	153,250	106,263	16,440
Restricted cash	1,662	663	103
Time deposits with financial institutions	378,405	548,702	84,892
Accounts receivable, less allowance for doubtful accounts: December 31, 2010 – RMB2,663; June 30, 2011 – RMB2,633(US$407)	78,500	111,557	17,260
Notes receivable	55,646	29,925	4,630
Inventories	21,718	20,552	3,180
Prepaid expenses and other receivables	39,390	21,819	3,376
Available-for-sale securities	50,667	28,844	4,463
Prepaid to related parties	12,000	9,000	1,392
Deferred tax assets	2,198	2,841	440
Total current assets	793,436	880,166	136,176
Time deposits with financial institutions	120,000	70,000	10,830
Available-for-sale securities	12,697	12,519	1,937
Investment in non-consolidated affiliates	3,835	3,854	596
Property, plant and equipment, net	199,456	199,096	30,803
Lease prepayments	8,188	8,011	1,239
Non-current deposits	1,555	9,312	1,441
Intangible assets, net	44,299	51,466	7,963
Long term receivables, less allowance for doubtful accounts: December 31, 2010 - RMB 858; June 30, 2011 - RMB818 (US$127)	2,558	3,411	528
Deferred tax assets	373	324	50
Total assets	1,186,397	1,238,159	191,563
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable	5,030	4,336	671
Deferred grant income	1,374	374	58
Accrued expenses and other payables	39,552	47,523	7,354
Income tax payable	1,986	6,936	1,073
Total current liabilities	47,942	59,169	9,156
Deferred grant income	2,402	2,216	343
Total liabilities	50,344	61,385	9,499
Shareholders' equity			
Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,654,148 and 153,400,192 issued and outstanding as of December 31, 2010 and June 30, 2011, respectively	123	123	19
Additional paid-in capital	946,717	960,627	148,623
Accumulated other comprehensive loss	(89,531)	(115,234)	(17,829)
Retained earnings	278,744	331,258	51,251
Total shareholders' equity	1,136,053	1,176,774	182,064
Total liabilities and shareholders' equity	1,186,397	1,238,159	191,563

3SBio Inc.
Unaudited quarterly consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended June 30, 2010		For the Three Months Ended June 30, 2011	
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:				
EPIAO	62,797	9,260	80,175	12,404
TPIAO	32,135	4,739	42,312	6,546
Intefen	1,236	182	1,365	211
Inleusin	500	74	762	118
Iron sucrose	4,459	658	6,204	960
Export	2,926	431	4,508	697
Others	1,439	212	806	125
Total net revenues	105,492	15,556	136,132	21,061
Cost of revenues	(10,332)	(1,524)	(14,660)	(2,268)
Gross profit	95,160	14,032	121,472	18,793
Operating expenses				
Research and development costs	(5,741)	(847)	(10,686)	(1,653)
Sales, marketing and distribution expenses	(47,987)	(7,076)	(65,314)	(10,105)
General and administrative expenses	(13,516)	(1,993)	(15,413)	(2,385)
Total operating expenses	(67,244)	(9,916)	(91,413)	(14,143)
Operating income	27,916	4,116	30,059	4,650
Interest income	2,653	392	5,105	790
Grant income	93	14	93	14
Gain/(loss) from investment in non-consolidated affiliates	(126)	(19)	526	81
Other income, net	711	105	1,459	226
Total other income, net	3,331	492	7,183	1,111
Income before income tax expense	31,247	4,608	37,242	5,761
Income tax expense	(5,723)	(844)	(6,890)	(1,066)
Net income	25,524	3,764	30,352	4,695
Net income per share:				
Basic	0.17	0.02	0.20	0.03
Diluted	0.17	0.02	0.19	0.03
Basic weighted average number of shares outstanding	150,849,065	150,849,065	153,013,696	153,013,696
Diluted weighted average number of shares outstanding	154,426,639	154,426,639	158,002,003	158,002,003
Net income per ADS:				
Basic	1.18	0.17	1.39	0.21
Diluted	1.16	0.17	1.34	0.21
Basic weighted average number of ADSs outstanding	21,549,866	21,549,866	21,859,099	21,859,099
Diluted weighted average number of ADSs outstanding	22,060,948	22,060,948	22,571,715	22,571,715

3SBio Inc.
Unaudited first half consolidated statements of income
(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Six Months Ended June 30, 2010		For the Six Months Ended June 30, 2011	
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:				
EPIAO	120,009	17,697	148,976	23,049
TPIAO	62,120	9,160	80,031	12,382
Intefen	2,573	379	2,570	398
Inleusin	1,033	152	1,370	212
Iron sucrose	8,577	1,265	11,061	1,711
Export	5,982	882	8,746	1,353
Others	1,574	232	1,613	250
Total net revenues	201,868	29,767	254,367	39,355
Cost of revenues	(17,927)	(2,644)	(29,960)	(4,635)
Gross profit	183,941	27,123	224,407	34,720
Operating expenses				
Research and development costs	(10,423)	(1,537)	(18,436)	(2,852)
Sales, marketing and distribution expenses	(90,803)	(13,390)	(120,674)	(18,670)
General and administrative expenses	(26,573)	(3,918)	(31,037)	(4,802)
Total operating expenses	(127,799)	(18,845)	(170,147)	(26,324)
Operating income	56,142	8,278	54,260	8,396
Interest income	5,795	855	8,727	1,350
Grant income	187	28	1,187	184
Gain/(loss) from investment in non-consolidated affiliates	(126)	(19)	20	3
Other income, net	862	127	1,565	242
Total other income, net	6,718	991	11,499	1,779
Income before income tax expense	62,860	9,269	65,759	10,175
Income tax expense	(10,685)	(1,576)	(13,245)	(2,049)
Net income	52,175	7,693	52,514	8,126
Net income per share:				
Basic	0.35	0.05	0.34	0.05
Diluted	0.34	0.05	0.33	0.05
Basic weighted average number of shares outstanding	150,788,700	150,788,700	152,861,181	152,861,181
Diluted weighted average number of shares outstanding	153,878,594	153,878,594	157,373,613	157,373,613
Net income per ADS:				
Basic	2.42	0.36	2.40	0.37
Diluted	2.37	0.35	2.34	0.36
Basic weighted average number of ADSs outstanding	21,541,243	21,541,243	21,837,312	21,837,312
Diluted weighted average number of ADSs outstanding	21,982,656	21,982,656	22,481,945	22,481,945